UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Supreme Federal Court Grants Favorable Injunction to Petrobras in the Process on Minimum Compensation per Level and Working Regime

Rio de Janeiro, July 27, 2018 – Petróleo Brasileiro S.A. – Petrobras, following up on the disclosure made on June 21, 2018, informs that the Supreme Federal Court has issued today a favorable injunction in the process regarding the review of the criteria for calculating the complement to the Minimum Compensation per Level and Working Regime (Remuneração Mínima por Nível e Regime – “RMNR”).

In practical terms, the injunction paralyses the proceeding nationwide of all processes related to the RMNR and suspend the effects of the unfavorable decision issued by the Superior Labor Court on June 21, 2018, avoiding any financial and economic impact on the results of the company until the final decision by the Supreme Federal Court.

Petrobras understands that this matter is still under discussion and that the decision of the Superior Labor Court could generate a distortion in the compensation policy of its employees, weakening the remuneration policy based on meritocracy and disrupting its Human Resources Policy. The company reaffirms that the RMNR improves the isonomy concept by respecting the compensation differences of each working regime and conditions.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer